Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$25,000,000.00	$1,782.50(1)

(1)	The filing fee of $1,782.50 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $1,782.50 due for this offering is offset against the $93,871.42 remaining of the fees most recently paid on August 9, 2010, of which $92,088.92 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 2010—MTNDD619 DATED AUGUST 17, 2010

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

25,000 Non-Callable Fixed to Float Notes

Due August 20, 2020

$1,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•

The notes have a maturity of ten years and will mature on August 20, 2020. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

•	From and including August 20, 2010 to but excluding August 20, 2012, the notes will bear interest at a fixed per annum rate of 5.10%.

•

From and including August 20, 2012 to but excluding the maturity date, the notes will bear interest during each quarterly interest period at the per annum rate equal to the floating interest rate commonly referred to as the “three-month U.S. dollar LIBOR” determined on the second London Business Day prior to the first day of the applicable interest period plus a spread of 1.75%, subject to a maximum interest rate of 8.00% per annum for any interest period.

•	Interest on the notes is payable quarterly on each February 20, May 20, August 20 and November 20, beginning on November 20, 2010 and ending on the maturity date.

•	The notes will not be listed on any securities exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-2. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$25,000,000
Underwriting Discount	$0.00	$0.00
Proceeds to Citigroup Funding Inc.	$1,000.00	$25,000,000

It is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

We expect to deliver the notes on or about August 20, 2010.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the level of the three-month U.S. dollar LIBOR, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary

Because three-month U.S. dollar LIBOR is a floating rate, the level of three-month U.S. dollar LIBOR will fluctuate. From and including August 20, 2012 to but excluding the maturity date, the notes will bear interest during each quarterly interest period at the per annum rate equal to three-month U.S. dollar LIBOR determined on the second London Business Day prior to the first day of the applicable interest period plus a spread of 1.75%, subject to a maximum interest rate of 8.00% per annum for any interest period. Furthermore, the per annum interest rate that is determined on the relevant interest determination date will apply to the entire interest period following such interest determination date even if the three-month U.S. dollar LIBOR increases during that interest period.

The Interest Rate Applicable to the Notes Will be Subject to a Maximum Per Annum Rate

The interest rate applicable to the notes from and including August 20, 2012 cannot exceed 8.00% per annum for any quarterly interest period. This maximum interest rate will limit the amount of interest you may be paid on the notes to a maximum of $20.00 per note per quarterly interest period. As a result, if the three-month U.S. dollar LIBOR applicable to any interest period is greater than 6.25% (taking into account that a spread of 1.75% will be added to the three-month U.S. dollar LIBOR on the applicable interest determination date), the notes will provide you less interest income than an investment in a similar instrument that is not subject to a maximum per annum interest rate.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

From and including August 20, 2012 to but excluding the maturity date, the notes will bear interest during each quarterly interest period at the per annum rate equal to the three-month U.S. dollar LIBOR determined on the second London Business Day prior to the first day of the applicable interest period plus a spread of 1.75%, subject to a maximum interest rate of 8.00% per annum for any interest period. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

Secondary Market Sales of the Notes May Result in a Loss of Principal

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Notes are Subject to the Credit Risk of Citigroup Inc. and Any Actual or Anticipated Changes to its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

You are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by an entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, the level of three-month U.S. dollar LIBOR and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Level of Three-Month U.S. Dollar LIBOR. We expect that the market value of the notes at any time may be affected by changes in the level of three-month U.S. dollar LIBOR. For example, an increase in the level of three-month U.S. dollar LIBOR could cause an increase in the market value of the notes. Conversely, a decrease in the level of three-month U.S. dollar LIBOR may cause a decrease in the market value of the notes. The level of three-month U.S. dollar LIBOR will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of Three-Month U.S. Dollar LIBOR. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of three-month U.S. dollar LIBOR changes, the market value of the notes may change.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the level of three-month U.S. dollar LIBOR the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the level of three-month U.S. dollar LIBOR during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, based upon three-month U.S. dollar LIBOR. This hedging activity could affect the value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition, and Results of Citigroup Funding and Citigroup Inc. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit rating, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of all payments due on the notes, including the repayment of principal.

We want you to understand that the impact of one of the factors specified above may offset or magnify some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of Three-Month U.S. Dollar LIBOR Is Not an Indication of Its Future Performance

The historical performance of three-month U.S. dollar LIBOR, which is included in this pricing supplement, should not be taken as an indication of the future performance of three-month U.S. dollar LIBOR during the term of the notes. Changes in the level of three-month U.S. dollar LIBOR will affect the trading price of the notes, but it is impossible to predict whether the level of three-month U.S. dollar LIBOR will rise or fall.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is an Affiliate of the Issuer, Will Make Determinations with Respect to the Notes

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Financial Products will determine three-month U.S. dollar LIBOR and will calculate the interest payable to you on each interest payment date. Any of these determinations made by Citigroup Financial Products in its capacity as calculation agent, including with respect to the calculation of three-month U.S. dollar LIBOR in the event of the unavailability of three-month U.S. dollar LIBOR, may adversely affect the interest payments to you.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon three-month U.S. dollar LIBOR. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

You Will Have No Rights Against the Publishers of Three-Month U.S. Dollar LIBOR

You will have no rights against the publishers of three-month U.S. dollar LIBOR even though the amount you receive on an interest payment date will depend upon the level of three-month U.S. dollar LIBOR. The publishers of three-month U.S. dollar LIBOR are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

The Notes Will Be Treated as Issued With Original Issue Discount for U.S. Federal Income Tax Purposes

Under certain tax rules applicable to variable interest rate debt instruments, the Notes will be treated as issued with original issue discount for U.S. federal income tax purposes. Accordingly, there will be a mismatch between the timing of interest accruals in respect of the Notes for U.S. federal income tax purposes and the payment of cash interest in respect of the Notes. See “Certain United States Federal Income Tax Considerations” in this Pricing Supplement.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

¡	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

¡	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Non-Callable Fixed to Float Notes Due August 20, 2020 (the “Notes”) are securities offered by Citigroup Funding and have a maturity of ten years.

From and including August 20, 2010 to but excluding August 20, 2012, the Notes will bear interest at a fixed per annum rate of 5.10%.

From and including August 20, 2012 to but excluding the maturity date, the Notes will bear interest during each quarterly Interest Period at the per annum rate equal to the three-month U.S. dollar LIBOR determined on the second London Business Day prior to the first day of the applicable Interest Period plus a spread of 1.75%, subject to a maximum interest rate of 8.00% per annum for any Interest Period (as described in “— Determination of Three-month U.S. Dollar LIBOR” below).

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $25,000,000 (25,000 Notes). The Notes will mature on August 20, 2020. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof. All payments on the Notes, including the repayment of principal, are subject to the credit risk of Citigroup Inc.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We expect to pay interest quarterly on each February 20, May 20, August 20 and November 20, beginning on November 20, 2010 and ending on the maturity date, each an Interest Payment Date. Each three-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date or the maturity date is an Interest Period. During each Interest Period interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

From and including August 20, 2010 to but excluding August 20, 2012, the Notes will bear interest at a fixed per annum rate of 5.10%.

From and including August 20, 2012 to but excluding the maturity date, the Notes will bear interest during each quarterly Interest Period at the per annum rate equal to the three-month U.S. dollar LIBOR determined on the second London Business Day prior to the first day of the applicable Interest Period plus a spread of 1.75%, subject to a maximum interest rate of 8.00% per annum for any Interest Period. The per annum interest rate calculated for any quarterly Interest Period is applicable only to that quarterly Interest Period; interest payments for any other quarterly Interest Period will vary.

Three-month U.S. dollar LIBOR is a daily reference rate fixed in U.S. dollars based on the interest rates at which banks borrow funds from each other for a term of three months, in marketable size, in the London interbank market. The three-month U.S. dollar LIBOR will equal the rate for three-month U.S. dollar LIBOR appearing on Reuters page “LIBOR01” for any relevant date (or any successor page as determined by the calculation agent) at 11:00 am (New York time).

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Payment at Maturity

The Notes will mature on August 20, 2020. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each Note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

Determination of Three-month U.S. Dollar LIBOR

If a rate for three-month U.S. dollar LIBOR is not published on Reuters page “LIBOR01” (or any successor page as determined by the calculation agent) on any Business Day on which the rate for three-month U.S. dollar LIBOR is required, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of three months as of 11:00 am (London time) on such Business Day. If at least two such quotations are so provided, the rate for three-month U.S. dollar LIBOR will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of three months as of approximately 11:00 am (New York City time) on such London Business Day. If at least two such rates are so provided, the rate for three-month U.S. dollar LIBOR will be the arithmetic mean of such rates. If fewer than two such rates are so provided or if the Business Day is not also a London Business Day, then the rate for three-month U.S. dollar LIBOR will be the three-month U.S. dollar LIBOR in effect at 11:00 am (New York City time) on the immediately preceding Business Day.

A “London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.25% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0KC2.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products, an affiliate of Citigroup Funding. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON THREE-MONTH U.S. DOLLAR LIBOR

The following table sets forth, for each of the periods indicated, the high and the low levels of three-month U.S. dollar LIBOR as reported on Bloomberg. The historical three-month U.S. dollar LIBOR should not be taken as an indication of the future three-month U.S. dollar LIBOR or the future performance of either rate during the term of the Notes or what the value of the Notes may be. Any historical upward or downward trend in three-month U.S. dollar LIBOR during any period set forth below is not an indication that three-month U.S. dollar LIBOR is more or less likely to increase or decrease at any time over the term of the Notes.

	High	Low
2005
Quarter
First	3.12000%	2.57000%
Second	3.51625%	3.12000%
Third	4.06500%	3.52875%
Fourth	4.53625%	4.07688%
2006
Quarter
First	5.00000%	4.54063%
Second	5.50813%	5.00000%
Third	5.52000%	5.36375%
Fourth	5.38000%	5.35000%
2007
Quarter
First	5.36025%	5.33000%
Second	5.36000%	5.35000%
Third	5.72500%	5.19813%
Fourth	5.25313%	4.70250%
2008
Quarter
First	4.68063%	2.54188%
Second	2.92000%	2.63813%
Third	4.05250%	2.78500%
Fourth	4.81875%	1.42500%
2009
Quarter
First	1.42125%	1.08250%
Second	1.17688%	0.59500%
Third	0.58750%	0.28250%
Fourth	0.28438%	0.24875%
2010
Quarter
First	0.29150%	0.24875%
Second	0.53925%	0.29150%
Third (through August 17)	0.53363%	0.35219%

The rate for three-month U.S. dollar LIBOR appearing on Reuters Page LIBOR01 for August 17, 2010, was 0.35219%.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Interest and Original Issue Discount. Except as discussed in the paragraph immediately below, all payments of interest made in respect of the Notes will be taxable to a U.S. Holder as ordinary income at the time such payments are accrued or are received (in accordance with such U.S. Holder’s method of accounting).

The Notes will be subject to certain complicated U.S. federal income tax rules applicable to “variable rate debt instruments,” and under those rules, the Notes will be treated as having been issued with “original issue discount” (“OID”). The principal consequence of this treatment is that there will be a mismatch between the timing of interest accruals in respect of the Notes for U.S. federal income tax purposes and the payment of cash interest in respect of the Notes.

•

Whether a U.S. Holder uses the cash or the accrual method of tax accounting, a U.S. Holder generally will be required to include OID in ordinary gross income for U.S. federal income tax purposes as it accrues at a constant yield, regardless of the time when a U.S. Holder may receive the cash.

•

A portion of the fixed-rate interest payments made on or prior to August 20, 2012 will be treated as a tax-free return of principal for U.S. federal income tax purposes, and an equivalent amount of OID will be accrued and taken into taxable income currently over the remaining term of the Notes. In other words, a U.S. Holder will receive fixed interest payments in excess of taxable income through August 20, 2012, and will then recognize taxable income in excess of cash received for the remainder of the Notes’ term.

•

A U.S. Holder may receive information detailing the precise amount of OID accruals and the amount of payments that will be treated as a tax-free return of principal in respect of the Notes from Citigroup Funding.

The OID rules applicable to the Notes are complicated and the above discussion provides only a general summary of the effect of those rules. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the tax consequences of an investment in the Notes and particularly of the treatment of the Notes under the OID rules.

Purchase, Sale and Retirement of Notes. Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued stated interest, which will be taxable as such) and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s initial tax basis in a Note generally will equal the cost of such Note to such holder. A U.S. Holder’s basis will increase by any amounts of OID that a U.S. Holder is required to include in income and will decrease by the amount of any fixed-rate interest payments that are treated as a tax-free return of principal (as discussed above under — Interest and Original Issue Discount). Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to interest, including OID, paid to or accrued by a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such interest if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the interest is not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, is not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to interest, including OID, on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such interest.

U.S. Federal Estate Tax

A Note beneficially owned by a non-U.S. Holder who at the time of death is neither a resident nor citizen of the United States should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $25,000,000 principal amount of the Notes (25,000 Notes) for $1,000 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

25,000 Non-Callable Fixed to Float Notes

Due August 20, 2020

($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

August 17, 2010

(Including Prospectus Supplement dated

February 18, 2009 and Prospectus dated

February 18, 2009)